EXHIBIT 99.2



# GeneralFINANCE
## CORPORATION
### NASDAQ: GFN

Investor Presentation
Through Fiscal Year Ended June 30, 2015

# Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP", that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

**GeneralFINANCE**
CORPORATION

# General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 70 branch locations across North America and Asia-Pacific

- 100% ownership of Pac-Van and Lone Star Tank Rental in North America

- Over 50% ownership of Royal Wolf in the Asia-Pacific region

- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks

- FY 2015 consolidated revenues of $303.8 million; consolidated adjusted EBITDA of $84.2 million*









**General FINANCE**
CORPORATION

*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the appendix.

# Our Specialty Rental Services Fleet Categories

## Portable Storage Fleet Units

### Storage Containers



**Fleet Units (6/30/15): 45,757**

### Freight Containers



**Fleet Units (6/30/15): 9,128**

## Liquid Containment Fleet Units

### Liquid Containment Tanks



**Fleet Units (6/30/15): 4,027**

## Modular Space Fleet Units

### Office Containers



**Fleet Units (6/30/15): 8,115**

### Mobile Offices



**Fleet Units (6/30/15): 4,690**

### Modular Buildings



**Fleet Units (6/30/15): 1,139**

# Investment Highlights

**Human Capital**

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team (8 acquisitions in fiscal year 2015)

**Expansion Platform**

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

**Attractive Asset Class**

- Long lived assets, rapid payback and minimal maintenance capex
- Differentiation and diversification of lease fleet

**Financial Performance**

- Revenue and adjusted EBITDA growth
- Strong discretionary free cash flow, capacity and liquidity
- Greater focus on leasing positively impacts EBITDA margins

**GeneralFINANCE**
CORPORATION

# Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

| Name | Title | Prior Experience | Industry Experience (Years) |
|---|---|---|---|
| Ronald Valenta | President, CEO | - Founder, Mobile Services Group, Inc.<br>- Founding Director, National Portable Storage Association<br>- Arthur Andersen & Co. | 26 |
| Charles Barrantes | EVP, CFO | - VP and CFO, Royce Medical Company<br>- CFO, Earl Scheib, Inc.<br>- Arthur Andersen & Co. | 37 |
| Jody Miller | EVP, CEO of GFN North America Leasing Corporation | - EVP and COO, Mobile Mini<br>- SVP, Mobile Services Group<br>- SVP, RSC Holdings, Inc. | 25 |
| Christopher Wilson | General Counsel, VP & Secretary | - General Counsel and Assistant Secretary, Mobile Services Group, Inc.<br>- Associate, Paul Hastings LLP | 13 |
| Jeffrey Kluckman | EVP, Business Development | - VP of Mergers and Acquisitions, Mobile Mini<br>- Mobile Services Group<br>- RSC Equipment Rental | 15 |
| Robert Allan | CEO of Royal Wolf | - Group General Manager, IPS Logistics Pty Ltd.<br>- Regional Director, Triton Container International | 33 |
| Theodore Mourouzis | President, COO of Pac-Van | - Controller for a 3M joint venture<br>- Management consultant, Deloitte & Touche<br>- President of a picture framing distributor and CFO of its holding company | 18 |

**GeneralFINANCE** CORPORATION

# Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level
- 39 branches in the United States - presence in 32 of top 50 MSAs
- 2 branches in Western Canada
- Total lease fleet of 31,114 units
- FY2015 revenue of $166.1 million
- FY2015 adjusted EBITDA of $49.6 million*

**North American Branch Network**


Edmonton, AB, CA
Calgary, AB, CA
Watford City
Green Bay
Milwaukee
Detroit
Quad Cities
Des Moines
Chicago
Pittsburgh
Trenton
Salt Lake City
Kansas City
Indianapolis
Denver
St. Louis
Charleston
Bakersfield
Las Vegas
Nashville
Memphis
Charlotte
LA-Chino
Atlanta
Phoenix
Kermit
Dallas
Albany
Jacksonville
Austin
San Antonio
Kenedy
Orlando
Corpus Christi
INDIANA
Elkhart
OHIO
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY
Louisville
Paducah

General FINANCE CORPORATION

Note: Branch figures as of June 30, 2015.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

# #1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share [1] in Australia and New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure and workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 20 branches in Australia
  - 9 branches in New Zealand
  - Represents all major metropolitan areas
- Total lease fleet of 41,742 units
- FY2015 revenue of $123.7 million
- FY2015 adjusted EBITDA of $37.8 million [2]

**Asia-Pacific Branch Network**


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
South Brisbane
Gold Coast
Toowoomba
Geraldton
Newcastle
Perth-Bayswater
Perth-Bibra Lake
Central Coast
Sydney-St Marys
Moorebank
Adelaide
Canberra
Melbourne - Sunshine
Melbourne - Clayton
Hobart
Silverdale
Auckland
Tauranga
Hamilton
Napier
Palmerston North
Wellington
Christchurch
Dunedin



Note: Branch figures as of June 30, 2015.

(1) Management estimate.

(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

# Diversified Customer Base

### Combined Leasing Operations FY2015


Government 3%
Mining 2%
Education 1%
Other 6%
Retail 6%
Oil & Gas 25%
Moving & Transportation 7%
Consumer 8%
Industrial 8%
Commercial 15%
Construction 19%

### North America Leasing Operations FY2015


Education 2%
Government 2%
Mining 1%
Retail 5%
Industrial 10%
Oil & Gas 36%
Construction 21%
Commercial 23%

### Asia-Pacific Leasing Operations FY2015


Industrial 6%
Mining 5%
Consumer 18%
Government 6%
Retail 8%
Moving & Transportation 18%
Oil & Gas 10%
Other 12%
Construction 17%

- ***Over 35,000 customers in over 20 industries***
- ***No customer accounted for more than 4% of FY2015 revenue***

GeneralFINANCE CORPORATION

Note: Fiscal Year 2015 revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

# Compelling Unit Economics



- Best Rental Asset
- Typical Cost: $2,000 - $2,500
- Typical Rent: $100/Cycle
- Typical Utilization Rate: 80%
- High Incremental EBITDA Margin
- Attractive Tax Attributes
- Long Economic Life
- Minimal Maintenance Expense

**General FINANCE** CORPORATION

# Historical Financial Summary

## Revenue



## Leasing Revenue



## Adjusted EBITDA[1]



## Free Cash Flow Before Net Fleet Activity and Acquisitions[1]



**General FINANCE** CORPORATION

(1)    Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

# Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth while maintaining modest leverage
- Fleet capital investment is discretionary and has been a significant component of our total investment spending
- Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count



Leverage [1] and Total Debt

(1) Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(2) Pro Forma to include Lone Star Tank Rental, acquired in April 2014

# Capital Structure as of 6/30/15

| | Corporate | Asia-Pacific Leasing Operations | North America Leasing and Manufacturing Operations |
|---|---|---|---|
| **Consolidated cash** | • $3.7 million | | |
| **Debt** | • $72.0 million 8.125% Senior Notes<br>• $15.0 million Term Loan | • $96.5 million outstanding on $134.0 million (A$175.0 million) Senior Credit Facility[1] | • $163.3 million outstanding on $232.0 million Senior Credit Facility<br>• $9.9 million - other[2] |
| **Common equity** | • 26.0 million shares outstanding | • 100.4 million shares outstanding<br>• 51% of shares owned by General Finance | • North America leasing operation, 100% owned by General Finance<br>• North America manufacturing operation, 90% owned by General Finance |
| **Cumulative preferred stock** | • $40.1 million | | |

*[1] Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.7658 AUD/USD as of 6/30/15.*
*[2] Other debt includes $5.5 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition.*

# Appendix

# General Finance Organizational Structure (1) (2)


General Finance Corporation
North America Operations
59.3% of
Consolidated Revenue
Asia-Pacific Operations
40.7% of
Consolidated Revenue
Leasing Operations
54.7% of
Consolidated Revenue
Manufacturing
4.6% of
Consolidated Revenue
Leasing Operations
40.7% of
Consolidated Revenue
Pac-Van, Inc.
(100.0% Ownership)
Lone Star Tank
Rental Inc.
(100.0% Ownership)
Southern Frac, LLC
(90.0% Ownership)
Royal Wolf Holdings
Limited
(51.0% Ownership)

General FINANCE CORPORATION

(1) Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.

(2) Reflects consolidated revenues for the fiscal year ended June 30, 2015.

# Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

**GeneralFINANCE**
CORPORATION

# Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

| | Year Ended June 30, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2010 | 2011 | 2012 | 2013 | 2014* | 2015 |
| Net income (loss) | ($6,745) | ($8,956) | ($8,858) | $8,742 | $11,413 | $15,149 | $13,045 |
| Add (Deduct) -- | | | | | | | |
| Provision (benefit) for income taxes | (4,374) | (1,261) | 2,958 | 5,360 | 8,195 | 11,620 | 8,697 |
| Foreign currency exchange loss (gain) and other | 9,312 | (1,948) | (4,125) | (443) | (1,028) | 1,372 | 273 |
| Interest expense | 16,161 | 15,974 | 20,293 | 12,743 | 10,969 | 11,952 | 21,096 |
| Interest income | (296) | (234) | (487) | (157) | (58) | (52) | (68) |
| Depreciation and amortization | 17,045 | 19,619 | 19,165 | 18,924 | 22,241 | 27,127 | 38,571 |
| Impairment of goodwill | 902 | 7,633 | 5,858 | --- | --- | --- | --- |
| Share-based compensation expense | --- | 629 | 693 | 901 | 1,316 | 1,938 | 2,174 |
| Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management | --- | --- | 369 | --- | --- | --- | --- |
| Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team | --- | --- | 802 | --- | --- | --- | --- |
| Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team | --- | --- | 1,311 | --- | --- | --- | --- |
| Expenses of postponed public equity offering | --- | --- | --- | --- | --- | --- | 365 |
| Adjusted EBITDA | $32,005 | $31,456 | $37,979 | $46,070 | $53,048 | $69,106 | $84,153 |

**General FINANCE** CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

# Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

| | Year Ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | **2010** | **2011** | **2012** | **2013** | **2014** | **2015** |
| Operating income (loss) | ($1,496) | ($1,535) | $5,881 | $8,403 | $13,323 | $18,425 |
| Add -- | | | | | | |
| Depreciation and amortization | 6,440 | 6,023 | 5,789 | 6,154 | 7,928 | 11,306 |
| Impairment of goodwill | 7,633 | 5,858 | --- | --- | --- | --- |
| Share-based compensation expense | 165 | 94 | 197 | 259 | 312 | 303 |
| **Adjusted EBITDA** | $12,742 | $10,440 | $11,867 | $14,816 | $21,563 | $30,034 |

**GeneralFINANCE**
CORPORATION

# Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental

(in thousands)

|  | Year Ended December 31, | Year Ended June 30, | |
| --- | --- | --- | --- |
|  | 2013 | 2014 | 2015 |
| Operating income | $15,033 | $16,372 | $8,233 |
| Add -- | | | |
| Depreciation and amortization | 5,356 | 8,013 | 11,345 |
| Share-based compensation | --- | 1 | 11 |
| **Adjusted EBITDA** | $20,389 | $24,386 | $19,589 |

# Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

| | Year Ended June 30, | | | | | | Year Ended June 30, |
|---|---|---|---|---|---|---|---|
| | **2010** | **2011** | **2012** | **2013** | **2014** | **2015** | **2015** |
| Operating income | A$9,014 | A$14,336 | A$23,185 | A$26,397 | A$29,977 | A$25,672 | US$21,390 |
| Add -- | | | | | | | |
| Depreciation and Amortization | 14,925 | 13,262 | 12,704 | 14,997 | 17,190 | 18,604 | 15,522 |
| Share-based compensation expense | 126 | 143 | 297 | 567 | 932 | 1,037 | 862 |
| Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management | --- | 345 | --- | --- | --- | --- | --- |
| Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team | --- | 750 | --- | --- | --- | --- | --- |
| Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team | --- | 1,225 | --- | --- | --- | --- | --- |
| **Adjusted EBITDA** | A$24,065 | A$30,061 | A$36,186 | A$41,961 | A$48,099 | A$45,313 | US$37,774 |

**GeneralFINANCE**
C O R P O R A T I O N

# Reconciliation of Consolidated Free Cash Flow

| ($ in millions) | FY 09 | FY 10 | FY 11 | FY 12 | FY 13 | FY 14 | FY 15 |
|---|---|---|---|---|---|---|---|
| Cash From Operations | $20.3 | $16.7 | $18.5 | $15.2 | $34.9 | $51.5 | $38.2 |
| Changes in Fleet Inventory | (3.9) | (4.4) | (1.6) | 10.4 | (4.8) | (12.4) | 3.2 |
| Adjusted Cash From Operations | $16.4 | $12.3 | $16.9 | $25.6 | $30.1 | $39.1 | $41.4 |
| Cash From Investing | ($35.8) | $0.7 | ($20.7) | ($53.2) | ($69.7) | ($163.6) | ($107.4) |
| Add-back Business and Real Estate Acquisitions | 21.0 | - | 0.9 | 4.6 | 14.6 | 90.7 | 44.4 |
| Add-back Net Fleet Purchases | 11.3 | (2.9) | 16.1 | 45.4 | 47.6 | 65.7 | 54.6 |
| Adjusted Cash From Investing | ($3.5) | ($2.2) | ($3.7) | ($3.2) | ($7.5) | ($7.2) | ($8.4) |
| Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1] | $12.9 | $10.1 | $13.2 | $22.4 | $22.6 | $31.9 | $33.0 |

**GeneralFINANCE**
C O R P O R A T I O N

(1)    Prior to dividends paid on preferred stock.



















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# GeneralFINANCE
CORPORATION

NASDAQ: GFN